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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

XeTel Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
983942-10-3 (CUSIP Number)
Michael Moyle, One Maritime Plaza Suite 300, San Francisco, CA 94111 (415) 954-0200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10 through September 20, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box    ☒.

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983942-10-3	SCHEDULE 13D

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
ROHM U.S.A., Inc. (77-0461253) (Please see Item 2 on Page 3 of this Statement)

2	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /
N.A.

3	SEC Use Only

4	Source of Funds*
N.A.

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
N.A.

6	Citizenship or Place of Organization
U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
2,228,408 (21.9%)

		8	Shared Voting Power
0 (0%)

		9	Sole Dispositive Power
2,228,408 (21.9%)

		10	Shared Dispositive Power
0 (0%)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,228,408 (21.9%)

12	Check this Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13	Percent of Class Represented by Amount in Row (11)
21.9%

14	Type of Reporting Person*
HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        Common Stock of XeTel Corporation at 2105 Gracy Farms, Austin, TX 78758

Item 2. Identity and Background

        On June 11, 2001 Rohm Americas, Inc. changed its name to Rohm U.S.A., Inc.

(a) Filing Corporation
Name of Filing Corporation: Rohm U.S.A., Inc.
State of Organization: Delaware
Principal Business: Holding Company
Address of Principal Office: 10145 Pacific Heights Blvd. Suite 1000 San Diego CA 92121
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None

(b) Executive Officers of the Filing Corporation
Name: Keizo Ueda
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: President of Filing Corp.
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Kenji Hyoi
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: Chief Financial Officer of Filing Corporation
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Michael R. Moyle
Business Address: One Maritime Plaza, Suite 300, San Francisco, CA 94111
Present Principal Occupation/Other Employment: Attorney/Secretary of Filing Corporation
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: American

(c) Directors of the Filing Corporation
Name: Keizo Ueda
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: President of Filing Corp.
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Yoshiji Kurahashi
Business Address: 10145 Pacific Heights Blvd., Suite 1000 San Diego, CA 92121
Present Principal Occupation/Other Employment: President of Subsidiary
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Michael R. Moyle
Business Address: One Maritime Plaza, Suite 300, San Francisco, CA 94111
Present Principal Occupation/Other Employment: Attorney
Criminal Proceedings (Item 2 (d)): None

Civil Proceedings (Item 2(e)): None
Citizenship: American

(d) Parent of Filing Corporation
Name of Parent: ROHM Co., Ltd.
State of Organization: Japan
Principal Business: Manufacturer of Electronics Components
Address of Principal Office: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None

(e) Executive Officers of the Parent
Name: Ken Sato
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: President of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Junichi Hikita
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: Managing Director of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

(f) Directors of the Parent
Name: Ken Sato
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: President of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Junichi Hikita
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: Managing Director of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Akitaka Idei
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: Director of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Nobuo Hatta
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: Director of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Toru Okada
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupational/Other Employment: Director of the Parent

Criminal Proceedings: None
Civil Proceedings: None
Citizenship: Japanese

Name: Hidemi Takasu
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: Director of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Item 3. Source and Amount of Funds

        This Form 13D is filed to report the decrease in the Filing Corporation's shareholding by the sale of 115,000 shares on September 10 through September 20, 2002 to the public in a broker transaction (the "Disposition"). For this Disposition there were no funds or consideration required to be disclosed under this Item.

Item 4. Purpose of Transaction

        Please see Item 3 above.

        Depending on market conditions, the Filing Corporation may hold, dispose (pursuant to Rule 144 of the Securities Act of 1933) or acquire shares of common stock of XeTel Corporation.

Item 5. Interest in Securities of the Issuer.

        (a)  Aggregate Number and Percentage of the Class of Securities beneficially owned by the Filing Corporation:

  (i)
  The number of shares and percentage held by the Filing Corporation before the Disposition: 2,343,408 shares (23.3%)

  (ii)
  The number of shares and percentage held by the Filing Corporation after the Disposition: 2,228,408 shares (21.9%)

        (b)  Power to Vote and Dispose the Shares:

          The number of Shares as to which the Filing Corporation has the following power:

  (i)
  Sole Voting Power: Before the Disposition 2,343,408 shares/After the Disposition 2,228,408 shares.

  (ii)
  Shared Voting Power: 0

  (iii)
  Sole Dispositive Power: Before the Disposition 2,343,408 shares/After the Disposition 2,228,408 shares.

  (iv)
  Shared Dispositive Power:0

        (c)  Transactions in the Class of Securities Reported:

          Please refer to the first paragraph of Item 2 and disclosure under Item 3.

        (d)  Other persons with the Right to Receive Dividends:

          None.

        (e)  Date Reporting Person Ceased to be a Five Percent Beneficial Owner:

          Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        Not Applicable

Item 7: Material to be Filed as Exhibits.

        Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2002
Date

/s/ Michael Moyle Signature

Michael Moyle, Secretary and Director Name and Title

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SIGNATURE